EXHIBIT 99.6

EXHIBIT C

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

SERIES I WARRANT

To Purchase __________ Ordinary Shares of

TOWER SEMICONDUCTOR LTD.

Issue Date: March 15, 2007

        THIS SERIES I WARRANT (the “Warrant”) certifies that, for value received, _____________ (the “Holder”), is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and on or prior to the close of business on the fifth (5th) anniversary of the Initial Exercise Date (the “Termination Date”) but not thereafter, to subscribe for and purchase from Tower Semiconductor Ltd., an Israeli corporation (the “Company”), up to ______ shares (the “Warrant Shares”) of ordinary shares, par value NIS 1.00 per share, of the Company (the “Common Stock”). The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

    Section 1.        Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the “Purchase Agreement”), dated March 14, 2007, among the Company and the purchasers signatory thereto.

     Section 2.        Exercise.

    a)              Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part (but if in part, the aggregate Exercise Price shall be in multiples of the Exercise Price, except if the exercise shall be for all of the then Warrant Shares available hereunder and the Warrant has been exercised in full), at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy of the Notice of Exercise Form annexed hereto (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of such Holder appearing on the books of the Company); and, within 3 Trading Days of the date said Notice of Exercise is delivered to the Company, the Company shall have received payment of the aggregate Exercise Price of the shares thereby purchased by wire transfer or cashier’s check drawn on a United States bank, unless this Warrant is being exercised pursuant to the cashless exercise provision set forth in Section 2(c) below. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within 3 Trading Days of the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise Form within 2 Trading Days of receipt of such notice. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, or as to the number of Warrant Shares exercisable under this Warrant or the Exercise Price otherwise in effect from time to time, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company’s independent, outside accountant, in each case with such additional documentation as reasonably requested by the Company and the Holder with respect to such dispute. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent manifest error. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b) Exercise Price. The exercise price per share of the Common Stock under this Warrant shall be $2.04, subject to adjustment hereunder (the “Exercise Price”).

    c)        Cashless Exercise. This Warrant may also be exercised at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A)	=the VWAP on the Trading Day immediately preceding the date of such election;

(B)	= the Exercise Price of this Warrant, as adjusted; and

(X)	= the number of Warrant Shares issuable upon exercise of this Warrant in accordance with the terms of this Warrant by means of a cash exercise rather than a cashless exercise.

d) Exercise Limitations.

    i.        Beneficial Ownership. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2(c) or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, such Holder (together with such Holder’s Affiliates, and any other person or entity acting as a group together with such Holder or any of such Holder’s Affiliates), as set forth on the applicable Notice of Exercise, would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by such Holder or any of its Affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other convertible debentures or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Holder or any of its affiliates.  Except as set forth in the preceding sentence, for purposes of this Section 2(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by a Holder that the Company is not representing to such Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and such Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(d) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by such Holder together with any Affiliates) and of which a portion of this Warrant is exercisable shall be in the sole discretion of a Holder, and the submission of a Notice of Exercise shall be deemed to be each Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by such Holder together with any Affiliates) and of which portion of this Warrant is exercisable, in each case subject to such aggregate percentage limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination or any liability in connection thereto. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(d), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in the later dated of (x) the Company’s most recent Form 20-F (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Company’s Transfer Agent setting forth the number of shares of Common Stock outstanding.  Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by such Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant. The Beneficial Ownership Limitation provisions of this Section 2(d) may be waived by such Holder, at the election of such Holder, upon not less than 61 days’ prior notice to the Company to change the Beneficial Ownership Limitation to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant, and the provisions of this Section 2(d) shall continue to apply. Upon such a change by a Holder of the Beneficial Ownership Limitation from such 4.99% limitation to such 9.99% limitation, the Beneficial Ownership Limitation may not be further waived by such Holder. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

    ii.        Principal Market Regulation. The Company shall not be obligated to issue any shares of Common Stock upon exercise of this Warrant and no Buyer shall be entitled to receive any shares of Common Stock if the issuance of such shares of Common Stock together with the Common Stock issued pursuant to the Purchase Agreement would exceed that number of shares of Common Stock which the Company may issue upon exercise of the SPA Warrants without breaching the Company’s obligations under the rules or regulations of any applicable Trading Market (the “Exchange Cap”), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its stockholders as required by the applicable rules of the Trading Market for issuances of shares of Common Stock in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the holders of the SPA Warrants representing at least a majority of shares of Common Stock underlying the SPA Warrants then outstanding (the “Required Holders”). Until such approval or written opinion is obtained, no Holder shall be issued in the aggregate, upon exercise of any SPA Warrants, shares of Common Stock in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of shares of Common Stock underlying the SPA Warrants issued to such Holder pursuant to the Securities Purchase Agreement on the date the SPA Warrants were first issued (the “Issuance Date”) and the denominator of which is the aggregate number of shares of Common Stock underlying the SPA Warrants issued to the Holders pursuant to the Securities Purchase Agreement on the Issuance Date (with respect to each Buyer, the “Exchange Cap Allocation”). In the event that any Buyer shall sell or otherwise transfer any of such Buyer’s SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer’s Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder’s SPA Warrants into a number of shares of Common Stock which, in the aggregate, is less than such holder’s Exchange Cap Allocation, then the difference between such holder’s Exchange Cap Allocation and the number of shares of Common Stock actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the shares of Common Stock underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this Section 2(d)(2), the Company shall pay cash in exchange for cancellation of such Warrant Shares, at a price per Warrant Share equal to the difference between the VWAP and the Exercise Price as of the date of the attempted exercise. As used herein, “SPA Warrants” means, the Warrants to purchase Common Stock issued pursuant to the Purchase Agreement.

    iii.        Notwithstanding the foregoing provisions of this Section 2, until such time as the Company shall have delivered written notice to the Holder that the Board of Directors has authorized such number of shares of Common Stock available to be issued in connection with the Transaction Documents as to permit the exercise of this Warrant for cash pursuant to Section 2(b) above, (i) this Warrant may only be exercised by the Holder on a “cashless” basis pursuant to Section 2(c) above and (ii) if the VWAP exceeds $5.75 on the Trading Day prior to the applicable date of exercise of this Warrant, then, upon any such exercise of this Warrant, the Company shall deliver to the Holder 63% of the Warrant Shares that would have been issued had such portion of this Warrant been exercised for cash pursuant to Section 2(b) above and shall pay to the Holder cash in an amount equal to the product of (A) an amount per Warrant equal to the Black-Scholes Value (as defined below) per Warrant on such date and (B) a number equal to 37% of the Warrant Shares that would have been issued had such portion of this Warrant been exercised for cash pursuant to Section 2(b) above. As used in this Section 2(d)(iii)(A), “Black-Scholes Value” means the value per Warrant obtained from the “OV” function on Bloomberg using (i) a price per share of Common Stock equal to the VWAP of the Common Stock for the Trading Day on the applicable date, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of the applicable date and (iii) an expected volatility equal to the greater of 45% and the 100 day volatility obtained from the HVT function on Bloomberg determined as of applicable date..

e) Mechanics of Exercise.

    i.        Authorization of Warrant Shares. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment of the aggregate Exercise Price, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

    ii.        Delivery of Certificates Upon Exercise. Certificates for shares purchased hereunder shall be transmitted by the transfer agent of the Company to the Holder, if such shares are issuable without legend pursuant to Section 4.1(c) of the Purchase Agreement, by crediting the account in the Holder’s name held at the Holder’s prime broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission (“DWAC”) system if the Company is a participant in such system or if not issuable without legend, by physical delivery to the address specified by the Holder in the Notice of Exercise within 3 Trading Days from the delivery to the Company of the Notice of Exercise Form, surrender of this Warrant (if required) and payment of the aggregate Exercise Price as set forth above (“Warrant Share Delivery Date”). This Warrant shall be deemed to have been exercised on the date the Exercise Price is received by the Company or (b) notification to the Company that this Warrant is being exercised pursuant to a cashless exercise provision set forth in Section 2(c) above. The Warrant Shares shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised by payment to the Company of the Exercise Price (or by cashless exercise, if permitted) and all taxes required to be paid by the Holder, if any, pursuant to Section 2(e)(vi) prior to the issuance of such shares, have been paid. The Holder hereby acknowledges that if the Registration Statement is not declared effective by the Commission, the Warrant Shares will not be registered under the Securities Act and unregistered shares will be issued upon exercise of the Warrant.

    iii.        Company’s Failure to Timely Deliver Securities. If within three (3) Trading Days of receipt of the Notice of Exercise Form and the aggregate Exercise Price the Company shall fail for any reason or for no reason to issue and deliver a certificate to the Holder and register such shares of Common Stock on the Company’s share register or credit the Holder’s balance account with Depository Trust Company for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s exercise hereunder, and if on or after such third Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of shares of Common Stock issuable upon such exercise that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Business Days after the Holder’s request and in the Company’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such shares of Common Stock) shall terminate, or (ii) follow the procedures set forth in the remainder of the this section. If the Company elects pursuant to clause (ii) above to follow these procedures, the Company shall promptly deliver to the Holder an unlegended certificate or unlegended certificates for a number of shares of Common Stock (the “Buy-In Shares”) equal to the number of shares which the Company failed to deliver on a timely basis and a cash payment equal to (x) the Buy-In-Price less (y)  the VWAP on the on the Trading Day prior to the actual delivery of such certificate or certificates multiplied by the Buy-In-Shares. If the Holder elects to sell all or some of the Buy-In-Share it shall promptly so notify the Company and shall proceed to make reasonable efforts to sell such shares as soon as possible.  The Holder shall then notify the Company if the net proceeds received by the Holder upon the sale of the Buy-In Shares are less than the Buy-In-Price less any cash payment made pursuant to the preceding sentence (such difference, the “Buy-In Shortfall”), in which case the Company shall then pay to the Holder an additional cash payment equal to the Buy-In Shortfall.

    iv.        Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

    v.        Rescission Rights. If the Company fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Shares pursuant to this Section 2(e) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

    vi.        No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

    vii.        Charges, Taxes and Expenses. Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder; and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Holder shall be liable for any and all income tax, capital gains tax or like taxes in connection with (a) the exercise of the Warrant, (b) the issuance of the Warrant Shares and payment therefor, (c) the sale, transfer, exchange or other disposition of the Warrant or the Warrant Shares. In no event shall the Company be responsible for any broker or similar commissions and such shall be borne by the Holder.

viii. Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

    Section 3.        Certain Adjustments.

    a)              Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (A) pays a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon exercise of this Warrant), (B) subdivides outstanding shares of Common Stock into a larger number of shares, (C) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution (provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Exercise Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Exercise Price shall be adjusted pursuant to this Section as of the time of the actual payment of such dividends or distribution) and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

    b)        Adjustment for Issuance of Shares of Common Stock Below Exercise Price. If and whenever on or after the date hereof, if, the Company shall issue, or be deemed to issue (as provided below), any additional shares of Common Stock other than Excluded Stock, as defined below (“Additional Shares of Common Stock”) for a consideration per share (the “New Issuance Price”) less than the Exercise Price in effect immediately prior to the issuance of such Additional Shares of Common Stock (the foregoing a “Dilutive Issuance”) (excluding subdivisions, stock dividends, combinations and reclassifications which are covered in Sections 3(a) above), then the Exercise Price shall be reduced concurrent with each such issuance to an amount equal to the product of (A) 90.5% times (B) the New Issuance Price.

“Convertible Securities” means any evidence of indebtedness, shares or securities, in each case convertible into or exchangeable for Additional Shares of Common Stock.

“Excluded Stock” means the issuance of (a) shares of Common Stock or options to employees, officers, directors or consultants of the Company or a Subsidiary pursuant to any stock or option plan or arrangement duly adopted, including subsequent to the date hereof, by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directorsestablished for such purpose (for purposes of clarity, the issuance of shares of Common Stock upon exercise of options granted pursuant to a Company plan subsequent to the date hereof shall also be Excluded Stock), (b) securities upon the exercise or exchange of or conversion of (i) any Securities issued under the Purchase Agreement; (ii) securities to a registered broker-dealer in connection with the transactions contemplated by the Purchase Agreement; and/or (iii) other securities or rights exercisable or exchangeable for or convertible into shares of Common Stock which are issued and outstanding on the date of the Purchase Agreement, including agreements pursuant to which such securities or shares of Common Stock may be issued, provided that such securities have not been amended since the date of the Purchase Agreement, other than in accordance with their terms, to increase the number of such securities or to decrease the exercise, exchange or conversion price of any such securities, (c) securities issued pursuant to acquisitions, mergers or strategic transactions approved bya majority of the directors disinterested in such transaction, provided any such issuance shall only be to a Person which is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the investment of funds or regarding which the Board of Directors of the Company determines in good faith that in addition to the investment of funds a relationship therewith would be beneficial to the Company, in each case the primary purpose of which is not to raise additional capital, (d) securities to a bank or financial institution in connection with a financing with such person which does not contain any equity component, (e) securities to any Purchaser pursuant to the Purchase Agreement and (f) shares of Common Stock or other securities issued in connection with any stock split, stock dividend or recapitalization of the Company (subject to Section 3(a) hereof and Section 4.13 of the Purchase Agreement).

“Options” means rights, options or warrants to subscribe for, purchase or otherwise acquire shares of Common Stock or Convertible Securities.

No adjustment in the Exercise Price need be made if such adjustment would result in (i) a change in the Exercise Price of less than $0.01 or (ii) the Exercise Price being reduced to less than NIS 1.00. Any such adjustment which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.01 or more in the Exercise Price, subject to (ii) of the previous sentence. No adjustment in the Exercise Price of this Warrant shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share for such Additional Shares of Common Stock issued or deemed to be issued (as provided below) by the Company is less than the Exercise Price then in effect on the date of, and immediately prior to, such issue, for this Warrant. Notwithstanding anything else herein, other than as set forth in Section 3(a) above, in the event of an adjustment as provided for herein, only the Exercise Price shall be adjusted and in no event shall the number of Warrant Shares issuable hereunder be adjusted and if an adjustment to the Exercise Price cannot be effected pursuant to the terms hereof, there shall be no obligation on the part of the Company to compensate the Holder in any manner.

For purposes of making any adjustment required under this Section 3(b), the consideration received by the Company for any issue or sale of securities shall (a) to the extent that it consists of cash be computed as the amount of cash received by the Company without deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale, (b) to the extent that it consists of property other than cash, be computed at the fair market value of that property as determined in good faith by the Board of Directors, and (c) if Additional Shares of Common Stock, Convertible Securities or rights or Options are issued or sold together with other securities or other assets of the Company for a consideration which covers both, be computed (as provided in clauses (a) and (b) above) as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or Options.

For purposes of the adjustment required under this Section 3(b), if at any time or from time to time after the issuance date of this Warrant, the Company issues or sells any Options or Convertible Securities, then in each case the Company shall be deemed to have issued at the time of the issuance of such Options or Convertible Securities the maximum number of Additional Shares of Common Stock (as set forth in the instruments relating thereto, giving effect to any provision contained therein for a subsequent upward adjustment of such number other than any provision requiring antidilution adjustments (based on price, recapitalizations, mergers, reorganizations or otherwise), which such antidilution provisions shall only result in upward adjustments upon the triggering of such antidilution adjustment) issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares of Common Stock an amount equal to the total amount of consideration, if any, received by the Company for the issuance of such Options or Convertible Securities plus, in the case of such Options, the minimum amounts of consideration, if any (as set forth in the instruments relating thereto, giving effect to any provision contained therein for a subsequent downward adjustment of such consideration), payable to the Company upon the exercise of such Options and, in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company upon the subsequent conversion of any such Convertible Security (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities). No further adjustment of the Exercise Price, adjusted upon the issuance of such Options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock on the exercise of any such Options or the conversion of any such Convertible Securities.

Upon the happening of any of the following events, namely, if the purchase price provided for in any Option, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities, or the rate at which Convertible Securities are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Exercise Price in effect at the time of such event shall forthwith be readjusted to the Exercise Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold, but only if as a result of such adjustment the Exercise Price then in effect hereunder is thereby reduced. For purposes of this Section 3(b) if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, other than in accordance with their terms, then such Option or Convertible Security and the shares of Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 3(b) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

c) [Reserved].

    d)        Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

    e)        Voluntary Adjustment By Company. The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

f) Notice to Holders.

    i.        Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly mail to each Holder a notice setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

    ii.        Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise this Warrant during the 20-day period commencing on the date of such notice to the effective date of the event triggering such notice.

    Section 4.        Transfer of Warrant.

    a)       Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof and to the provisions of Section 4.1 of the Purchase Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. A Warrant, if properly assigned, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

    b)       New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

    c)       Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

    d)       Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws, the Company may require, as a condition of allowing such transfer (i) that the Holder or transferee of this Warrant, as the case may be, furnish to the Company a written opinion of counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that such transfer may be made without registration under the Securities Act and under applicable state securities or blue sky laws, (ii) that the holder or transferee execute and deliver to the Company an investment letter in form and substance acceptable to the Company and (iii) that the transferee be an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), or (a)(8) promulgated under the Securities Act or a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.

    Section 5.        Purchase Rights; Fundamental Transactions.

    (a)       Purchase Rights. In addition to any adjustments pursuant to Section 3 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

(b) Fundamental Transactions.

(1)     The Company shall not enter into or be party to a Fundamental Transaction unless (A) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant, the Purchase Agreement and the Registration Rights Agreement in accordance with the provisions of this Section 5(b)(1) pursuant to written agreements in form and substance satisfactory to the Holder and approved by the Holder prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the shares of Common Stock reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock of the Successor Entity equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and reasonably satisfactory to the Holder and (B) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose Common Stock is quoted on or listed for trading on a Trading Market. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant, the Purchase Agreement and the Registration Rights Agreement, with the same effect as if such Successor Entity had been named as the Company herein and therein. Upon consummation of such Fundamental Transaction (the date of such consummation, the “Fundamental Transaction Closing Date”), the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Common Stock (or other securities, cash, assets or other property) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of publicly traded Common Stock (or their equivalent) of the Successor Entity, as adjusted in accordance with the provisions of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of such Fundamental Transaction but prior to the Termination Date, in lieu of (A) the shares of the Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction and (B) the Common Stock of the Successor Entity, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Warrant been exercised immediately prior to such Fundamental Transaction. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Holder. The provisions of this Section shall apply similarly and equally to each such successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

(2)     Notwithstanding the provisions of Section 5(b)(1), the Company shall have the right to require that Holder waive the requirements of Section 5(b)(1) (the “Waiver”) in exchange for a payment of cash in an amount equal to the Fundamental Transaction Black-Scholes Value of the remaining unexercised portion of this Warrant as of the Fundamental Transaction Closing Date, with the Waiver becoming effective, and this Warrant cancelled, concurrently with such payment of such cash amount (the “Fundamental Transaction Amount”) to the Holder on the Fundamental Transaction Closing Date.  Notwithstanding anything to the contrary in this Section 5(b), but subject to Section 2(c)(ii), until such time that the Holder receives the Fundamental Transaction Amount (at which point this Warrant shall be cancelled), this Warrant may be exercised, in whole or in part, by the Holder (x) prior to the Fundamental Transaction Closing Date, into Common Stock pursuant to Section 2, or (y) upon (which may be expressly conditioned upon the closing of the Fundamental Transaction) or after the Fundamental Transaction Closing Date, into any such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights, if applicable) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Warrant been exercised immediately prior to such Fundamental Transaction Closing Date..

(c) As used herein:

“Fundamental Transaction” means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Stock, or (vi) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock.

“Fundamental Transaction Black-Scholes Value,” as used in Section 5(b)(2) above, means the value of this Warrant obtained from the “OV” function on Bloomberg using (i) a price per share of Common Stock equal to the greater of (A) the arithmetic average of the VWAP of the Common Stock for the five Trading Days immediately preceding the Fundamental Transaction Closing Date and (B) the VWAP of the Common Stock for the Trading Day immediately preceding the Fundamental Transaction Closing Date, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of the Fundamental Transaction Closing Date and (iii) an expected volatility equal to the greater of 45% and the 100 day volatility obtained from the HVT function on Bloomberg determined as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction.

“Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on a Trading Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

“Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

    Section 6.        Miscellaneous.

    a)       No Rights as Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(e)(ii).

    b)       Loss, Theft, Destruction or Mutilation of Warrant. If this Warrant or any certificate or any stock certificate relating to the Warrant Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or stock certificate, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction or upon surrender and cancellation of such Warrant or stock certificate, if mutilated. The applicant for a new certificate or stock certificate under such circumstances shall also pay any reasonable third-party administrative costs (including customary indemnity) associated with the issuance of such replacement certificate or stock certificate, provided that the posting of any bond or other security shall not be required.

    c)       Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day. A Business Day shall mean any day that is a business day in both the State of Israel and the State of New York.

d) Authorized Shares.

The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed.

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its articles of association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from the general meeting of the Shareholders of the Company and any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e) Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

    f)       Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and U.S. federal and Israeli securities laws.

    g)       Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Company’s or the Holder’s rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Termination Date. If the Company or a Holder willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder or Company (as the case may be), the breaching party shall pay to the other party such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the non-breaching party in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

    h)       Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

    i)       Limitation of Liability. No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

    j)       Remedies. Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to seek specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

    k)       Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of Holder as set forth in the Purchase Agreement. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and shall be enforceable by any such Holder or holder of Warrant Shares.

l) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

    m)       Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

        IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.

Dated: March 15, 2007

TOWER SEMICONDUCTOR LTD. By: —————————————— Name: Title:

NOTICE OF EXERCISE

TO:    _______________________

        (1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

        (2) Payment shall take the form of (check applicable box):

☐ in lawful money of the United States; or

☐ the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

        (3) Please issue a certificate or certificates representing said Warrant Shares in the name of the undersigned or in such other name as is specified below:

________________________________________

The Warrant Shares shall be delivered to the following DWAC Account Number or by physical delivery of a certificate to:

________________________________________ ________________________________________ ________________________________________

        (4) Accredited Investor. The undersigned is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

        (5) In exercising this Warrant, the undersigned hereby confirms and acknowledges that the Warrant Shares are being acquired solely for the account of the undersigned and not as a nominee for any other party, or for investment, and that the undersigned will not offer, sell or otherwise dispose of any such Warrant Shares except under circumstances that will not result in a violation of the Securities Act of 1933, as amended, or any state securities laws.

[SIGNATURE OF HOLDER]

Name of Investing Entity: ________________________________________________________________________
Signature of Authorized Signatory of Investing Entity: _________________________________________________
Name of Authorized Signatory: ___________________________________________________________________
Title of Authorized Signatory: ____________________________________________________________________
Date: ________________________________________________________________________________________

ASSIGNMENT FORM

(To assign the foregoing warrant, execute
this form and supply required information.
Do not use this form to exercise the warrant.)

        FOR VALUE RECEIVED, [ ____ ] all of or [ _______ ] shares of the foregoing Warrant and all rights evidenced thereby are hereby assigned to

_______________________________________________ whose address is

_______________________________________________________________.

_______________________________________________________________

Dated: __________________, _____

Holder's Signature: _____________________________ Holder's Address: _____________________________ _____________________________

Signature Guaranteed: ___________________________________________

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.